DC
No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

06024154

February 13, 2006

R.W. Smith, Jr.
DLA Piper Rudnick Gray Cary US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	2/13/2006

Re: The Ryland Group, Inc.
Incoming letter dated December 16, 2005

Dear Mr. Smith:

This is in response to your letters dated December 16, 2005 and January 13, 2006 concerning the shareholder proposal submitted to Ryland by The Nathan Cummings Foundation. We also have received a letter from the proponent dated January 9, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets for a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: The Nathan Cummings Foundation
475 Tenth Avenue 14th Floor
New York, NY 10018

85974

Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108

t: 734-477-1977
f: 734-477-1370
www.tcarney@bordersgroupinc.com

BORDERS
GROUP

January 6, 2006

Via Federal Express
Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Shareholder Proposal Submitted to Borders Group, Inc. by the Massachusetts State Carpenters Pension Fund

Ladies and Gentlemen:

Borders Group, Inc. (the "Company") has received a shareholder proposal from the Massachusetts State Carpenters Pension Fund (the "Fund") for consideration at the Company's 2006 Annual Meeting of Shareholders, which is scheduled to be held on May 25, 2006. The Fund's proposal (the "Proposal") requests that the Board of Directors of the Company initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of a majority of votes cast at an annual meeting of shareholders. For the reasons set forth below, the Company intends to omit the Proposal from the proxy statement and form of proxy for the 2006 Annual Meeting because it has substantially implemented the Proposal within the Rule 14a-8(j)(10).

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, enclosed are: (i) the original and five copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal; and (ii) six copies of the Proposal. A copy of this letter is also being sent to the Fund to notify it that the Company intends to omit the Proposal from the Company's proxy statement for its 2006 annual meeting. In accordance with Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before the Company files its definitive 2006 proxy materials with the Commission.

On September 16, 2005, the Board of Directors of the Company adopted the following policy (the "BGI Policy"), which is included in the Company's Corporate Governance Guidelines:

VOTING FOR DIRECTORS

Any nominee for Director in an uncontested election who receives a greater number of "withheld" votes than "for" votes shall tender his or her resignation for consideration by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee shall recommend to the Board the action to be taken with respect to such tendered resignation. The Board shall promptly act with respect to each such tender of resignation.

The Company is incorporated in the State of Michigan. The provisions Michigan Business Corporation Act that are relevant in comparing the application of the Proposal and the BGI Policy are as follows: (i) Section 1441(2), which provides that, except as otherwise provided in the articles, directors shall be elected by a plurality of the votes cast at an election; (ii) Section 1505(1), which provides that a director shall serve until his or her successor is elected and qualified, (iii) Section 1511, which provides that only shareholders, and in certain instances a court, may remove directors, and (iv) Section 1515a(1)(b), which permits the Board to fill any vacancy occurring on the board. Applying these provisions, the following table compares the application of Proposal and the BGI Policy:

	PROPOSAL	**BGI POLICY**	**COMPARISON**
Incumbent Director a. Receives a majority of yes votes	Nominee is elected	Nominee is elected	No difference
b. Receives more "withheld" votes than yes votes	Nominee remains a director until his or her successor is elected and qualified	Nominee is elected but must submit his or her resignation	The BGI Policy is more favorable to shareholders, since the director must submit his or her resignation
New nominee a. Receives a majority of yes votes	Nominee is elected	Nominee is elected	No difference
b. Receives more "withheld" votes than "for" votes	Nominee is not elected	Nominee is elected but must submit his or her resignation	In either case, the Board ultimately designates the director, since it would fill the vacancy in the case of the Proposal and, in the case of the BGI Policy, would determine whether to accept the resignation of the director and, if it did so, it would fill the vacancy

The foregoing comparison supports the Company's belief that the BGI Policy not only addresses the issue presented in the Proposal, but is in fact superior to the Proposal in that it achieves the same or a similar result as the Proposal in each instance while providing greater flexibility to the Board in dealing with unanticipated situations.

Both the Proposal and the BGI Policy reflect a basic philosophy that only those nominees receiving a majority of the votes cast should be entitled to serve as directors of the Company.

The supporting statement provides that the "proposal is not intended to limit the judgment of the Board in crafting the requested governance change." In fact however, the Proposal does limit the judgment of the Board, since it requires that the governance change be implemented by the adoption of an amendment to the articles of incorporation at a time when the Board believes that the adoption of the BGI Policy is a preferable method of implementation.

The high level of interest in the implementation of majority voting in the election of directors is a relatively new development. If an amendment to the articles were required at this time, the Company would have to prospectively formulate rules that will apply to all future situations, many of which are not easily identified or anticipated, and certain of which may involve unresolved legal issues. By adopting the BGI Policy, the Board can monitor developments and maintains the flexibility to either address specific situations as they arise or to propose an amendment to the articles of incorporation after the issues relating to majority voting are identified and clarified.

To illustrate, the Board's response to the failure of a nominee to receive a majority vote may be different if more than one nominee, or even more significantly, if all of the nominees, in a particular election receive less than a majority vote. In each situation, the Board must address the impact of such failure or failures in light of New York Stock Exchange and Commission rules governing the composition of the board and its committees, contractual and benefit plan provisions relating to a change in control and other facts and circumstances. The board's power to address these situations may involve legal issues, such as the extent, if any, that a company may unilaterally alter the status of a holdover director, that are not resolved at this time. Under these circumstances, the Company believes that adopting a policy that is to be applied until these issues are clarified or resolved is preferable to an amendment to the articles to implement a voting standard for directors that is not specifically addressed in, and arguably conflicts in certain ways with, the Michigan Business Corporation Act.

On the basis of the foregoing, it is the Company's position that the Proposal may be omitted from the Company's proxy materials for the 2006 Annual Meeting pursuant to Rule 14a-8(i)(10). Borders Group, Inc. respectfully requests the concurrence of the staff of the Commission in this position.

If you have any questions concerning this matter, please contact the undersigned at 734-477-1977 or via email at tcarney@bordersgroupinc.com.

Sincerely,

Thomas D. Carney
Vice President and General Counsel

TDC:kk
Enclosures

cc: Massachusetts State Carpenters Pension Fund

Carpenters Benefit Funds

350 Fordham Road
Wilmington, MA 01887
www.carpentersfund.org
Phone 978-694-1000
Fax 978-657-9973

Mark Erlich
Chairman

Harry R. Dow
Executive Director

[SENT VIA FACSIMILE 734-477-1370]

Thomas D. Carney
Senior Vice President, General Counsel
and Secretary
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, Michigan 48108

December 13, 2005

Dear Mr. Carney:

On behalf of the Massachusetts State Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Borders Group, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote standard in director elections. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 1,700 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Mark Erlich

Mark Erlich
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Borders Group, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Michigan. Among other issues, Michigan corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Michigan law provides that unless a company's articles of incorporation provide otherwise, a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director. (Michigan Business Corporation Act, Chapter 450, Act 284 of 1972, Chapter 4, Section 450.1441(2).)

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMoRan, Marathon Oil, Marsh & McLennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support for this important director election reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Borders Group, Inc.
Incoming letter dated January 6, 2006

The proposal requests that the board initiate the appropriate process to amend Borders' articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that Borders may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Borders may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ted Yu
Special Counsel